

Jonah Fialkow • You
CEO at Bracketology

50,000+ mobile app downloads since launching in App Stores in mid-January 2024, 101,000+ new accounts created since our last Crowdfund in June 2022 (with $0 spent on marketing/user acquisition), and an additional $300,000 raised from a family office and software dev firm.

These are just a few of the things we have accomplished at Bracketology.tv over the past year and a half. I'm incredibly proud of the work we've done, and we couldn't have accomplished it without the support of our friends/family, user base, and investors.

We're incredibly excited to announce that we've just launched a new equity Crowdfund round and an opportunity to become a Bracketology stakeholder while we are still in our early stages of growth! For as little as $100, you can have a vested interest in our company's success. If you want to take advantage of our Early Bird discount - get your reservation in ASAP!

LEARN MORE & INVEST - https://lnkd.in/eNkr9UFF

Please feel free to reach out if you have any questions. Thanks in advance for your continued support, and we're pumped to welcome you to the Bracketology team.

Required Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfunding #investing #entrepreneur #startup #founder

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